200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com JOHN V. O’HANLON john.ohanlon@dechert.com +1 617 728 7111 Direct +1 617 275 8367 Fax

November 29, 2012

VIA EMAIL

Keith O’Connell

Deborah O’Neal-Johnson

James Curtis

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC Files Nos. 333-02381 and 811-07589)

Dear Messrs. O’Connell and Curtis and Ms. O’Neal-Johnson:

This letter responds to the discussion among Mr. O’Connell, Ms. O’Neal-Johnson, Edward P. Macdonald, Alice A. Pellegrino, Stephanie A. Capistron and me on November 16, 2012.  During that discussion, Mr. O’Connell and Ms. O’Neal-Johnson stated their view that the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index (the “Index”) is not an appropriate index to use as the benchmark index for purposes of calculating the performance adjustment component of the management fee payable by The Hartford Global Alpha Fund (the “Fund”) to Hartford Investment Financial Services, LLC (“HIFSCO”), the Fund’s investment manager.  Mr. O’Connell and Ms. O’Neal-Johnson indicated that this view was based on discussions with the Office of Chief Counsel regarding similar funds that sought to use the Index (or similar indices) for purposes of calculating performance adjustments.  Mr. O’Connell and Ms. O’Neal-Johnson noted in particular that the Securities and Exchange Commission (“SEC”) staff is concerned about the use of an index that tracks the performance of Treasury bills as a performance fee benchmark for a fund that does not invest significantly in such securities.  In anticipation of further discussion regarding this matter with you, this letter provides a more fulsome explanation of the Registrant’s position than our letter dated November 8, 2012.

As discussed in greater detail below, the Registrant continues to believe that the use of the Fund’s performance relative to the Index as the basis for calculating the performance adjustment component of the management fee payable to HIFSCO is appropriate and consistent with the requirements of Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and Investment Company Act Release No. 7113 (the “Interpretive Release”).(1)  In particular, the Registrant believes that such use of the Index is appropriate given that:

•                                          the Index is closely aligned with the objective and strategies of the Fund, which seeks to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  As a result, the use of the Index for purposes of calculating the performance adjustment, when combined with the 1.15% “hurdle” described below, will properly reward the manager for increases in the Fund’s net asset value resulting from the manager’s success in achieving those objectives, and will penalize the manager for failure to achieve those objectives;

•                                          the factors set forth in the Interpretive Release weigh in favor of using the performance of the Fund relative to the Index as the basis for calculating the performance adjustment component of the Fund’s management fee.  In this regard, no one factor on its own (namely, the types of securities owned) should be viewed as determinative;

•                                          HIFSCO expects that generally a majority of the Fund’s assets will consist of Treasury bills, other high quality short-term U.S. government instruments, and other cash instruments.

•                                          the Registrant’s Board of Directors (the “Board”) considered whether the Index is an appropriate benchmark for purposes of calculating the performance adjustment in light of the factors discussed in the Interpretive Release, and approved the Fund’s management fee, an action consistent with actions taken by boards of other absolute return funds that have a performance fee based on performance relative to Treasury bill indices; and

•                                          the Index and the implications of its use will be fully disclosed in the Fund’s prospectus, thereby permitting potential investors to reach their own determinations with respect to use of the Index as a benchmark for calculating the performance adjustment.

(1)                                 Factors to be Considered in Connection with Investment Company Advisory Contracts Containing Incentive Arrangements, Release No. IC-7113 (Apr. 18, 1972).

I.                                        BACKGROUND

The Fund is a new series of the Registrant recently approved by the Board.  The Fund’s investment goal is to seek to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  As described in greater detail in the Registrant’s Post-Effective Amendment No. 107 filed on September 17, 2012 (the “Amendment”), the Fund will pursue this goal by allocating its assets across multiple global fixed income, currency and derivative strategies, and will seek to maintain low correlations to the global fixed income markets and equity markets and to minimize, although not eliminate, downside volatility.  Due to the Fund’s focus on derivative strategies in pursuit of its investment objective, HIFSCO expects that generally a majority of the Fund’s assets will consist of Treasury bills, other high quality short-term U.S. government instruments, and other cash instruments.  This portfolio composition results from the fact that the Fund will utilize a portion of its assets to purchase derivative instruments that provide the exposures that the Fund seeks, and will invest a substantial portion of the balance of its assets in Treasury bills and other short-term instruments to generate returns and to provide liquid assets that may “cover” the Fund’s derivative positions for purposes of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Under the investment management agreement between the Fund and HIFSCO, the management fee rate paid to HIFSCO by the Fund will consist of two components: (1) a base fee based on a stated percentage of the Fund’s average daily net asset value and (2) a positive or negative performance-fee adjustment (the “Performance Adjustment”) of 0.10% for each 0.50% that the investment performance of the Fund’s Class A shares for the performance measurement period was better or worse than the return of the Index, as then constituted, plus 1.15%.  The “fulcrum” for the application of the Performance Adjustment is the record of the Index plus 1.15%; that is, in order for HIFSCO to receive a positive Performance Adjustment, the Fund must outperform the Index, net of fees, by more than 1.15%.  This level of outperformance is equal to 2.70% on a gross of fees basis.  The maximum annual Performance Adjustment is plus or minus 0.50%.  The maximum Performance Adjustment would come into effect when the Fund outperformed the Index by 3.65% or more.

The operation of the Fund as described in the Amendment, and the management fee, including the Performance Adjustment component based on the Fund’s performance relative to the Index, was approved by the Board, including a majority of the independent directors, based on a consideration of relevant factors, as discussed in greater detail below.

II.                                   ANALYSIS

a.                                            The Proposed Use of the Index is Appropriate.

Section 205(a) of the Advisers Act generally prohibits an investment adviser from charging a fee based on a fund’s asset value or capital appreciation (i.e., performance fees).  However, Section 205(b) creates an exception to this prohibition to permit an adviser to charge a fee based on a fund’s asset value provided that the fee is averaged over a specified period and increases or decreases proportionately with the fund’s investment performance over a specified period in relation to the performance of an “appropriate index of securities prices.”  The phrase “appropriate index of securities prices” is not defined in Section 205 or the rules thereunder.  Section 205(c), however, provides that “an index of securities prices shall be deemed appropriate unless the [SEC] by order shall determine otherwise.”  The SEC staff has indicated that, in its view, “the term ‘appropriate index of securities prices’ refers to the investment record of an unmanaged list of securities calculated on a consistent basis.”(2)

As the Index qualifies as an “appropriate index of securities prices” under Section 205 of the Advisers Act, the key question in determining whether it may be used as the basis for the Performance Adjustment is whether it is appropriate for the purpose of calculating that adjustment.(3)  As an initial matter, the Registrant notes that the Index will be used not only for purposes of calculating the Performance Adjustment but also as the Fund’s benchmark for prospectus and shareholder report disclosure purposes.  In this regard, the Registrant notes that various funds, including a number of funds with objectives and strategies similar to those of the Fund, use the Index as a benchmark index for disclosure purposes and that the Index is viewed as an appropriate index for such purposes.  The Registrant believes that the Index is the most appropriate benchmark index for the Fund as the Index ties directly to the Fund’s investment goal

(2)                                 Steadman Leveraged Bond Fund, SEC No-Action Letter (pub. avail. Nov. 11, 1972) (emphasis in original) (declining to grant no-action relief under Section 205 of the Advisers Act where a performance fee would be based on a fund’s performance relative to a self-created index).

(3)                                 As noted above, an index of securities prices is deemed appropriate for performance fee purposes under Section 205(c) of the Advisers Act unless the SEC by order determines otherwise.  The Registrant notes that the Index qualifies as an “appropriate index of securities prices” given that (i) it tracks short-term government Treasury bills with maturities of approximately 90 days and (ii) the SEC has not issued an order finding that it is not an “appropriate index of securities prices.”  Accordingly, absent an SEC order to the contrary, the Registrant believes that the SEC staff should permit the Fund and its Board to determine that the Index is appropriate in accordance with the terms of the statute.

of seeking to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term.  In addition, the Registrant notes that a comparison to an index that tracks Treasury bills is the best way to measure the performance of an absolute return fund, which seeks positive returns regardless of market conditions and, therefore, to minimize any correlation to the equity and fixed income markets.

In light of the Fund’s investment goal and strategy, as well as the use of the Index as the Fund’s benchmark index, the Registrant believes that it is appropriate to use the Index for purposes of calculating the Performance Adjustment.  As in the case of the benchmark index, use of the Index to calculate the Performance Adjustment will tie the Performance Adjustment directly to the Fund’s investment goal.  Moreover, as discussed in greater detail below, the Registrant has considered various other indices and does not believe that another appropriate index exists against which to compare the Fund’s performance (either for disclosure purposes or for Performance Adjustment purposes).  In addition, the Registrant notes that, for purposes of calculating the Performance Adjustment, the Fund’s performance will not be measured solely against the Index, but rather against the Index plus 1.15%, thereby requiring a return, net of fees, significantly in excess of the Index before HIFSCO earns a positive Performance Adjustment.  Conversely, HIFSCO may be subject to a negative Performance Adjustment even if the Fund outperforms the Index if it does so by less than 1.15%.

The Registrant further notes that the Index and its use for purposes of calculating the Performance Adjustment, and the method by which the Performance Adjustment is calculated, will be fully disclosed in the Fund’s prospectus.  In addition, the Fund’s prospectus will clearly disclose the risks associated with use of the Fund’s performance relative to the Index for purposes of calculating the Performance Adjustment.  In particular, this disclosure will explain that:

•                                          although the Fund invests in a variety of instruments and does not limit its investments to Treasury bills and other short-term instruments, the Index against which the Fund is measured for Performance Adjustment purposes tracks the performance of Treasury bills; and

•                                          there is a risk that the use of the Index for Performance Adjustment purposes could result in the Fund paying higher management fees than would be paid if the Fund limited its investments to Treasury bills and other short-term instruments.

b.                                            The Proposed Use of the Index is Consistent with the Interpretive Release.

In stating the view that the Index is not an appropriate index to use as the benchmark index for purposes of calculating the Performance Adjustment, Mr. O’Connell and Ms. O’Neal-Johnson referred to the Interpretive Release, which sets forth various factors that a board should consider in determining whether an index is appropriate for purposes of a particular fund’s performance fee.  Specifically, the Interpretive Release indicates that a board should consider factors such as the following: (i) the volatility of the fund; (ii) the diversification of the fund’s holdings; (iii) the types of securities owned; and (iv) the objectives of the fund.  In citing this release, Mr. O’Connell and Ms. O’Neal-Johnson expressed particular concern with respect to (iii), noting that the Index tracks the performance of Treasury bills, but the Fund would not be investing significantly in such securities.

The Registrant notes that the Interpretive Release indicates that boards should consider factors “such as” those listed.  The Registrant believes that the list of factors is not intended to be exhaustive, nor should any one factor be viewed as determinative.  This is particularly the case when applying the factors to absolute return or market neutral funds such as the Fund, which were not envisioned in 1972 when the Interpretive Release was issued.  At that time, funds generally were limited to fixed income funds, equity funds, and balanced funds, and derivative strategies were not widely utilized.  When applied to an absolute return fund such as the Fund, the Registrant believes that the factors weigh in favor of using the Index as the basis for calculating the Performance Adjustment.  Specifically, with respect to each of the factors, the Registrant notes the following:

•                                          Volatility of the Fund.  The Fund will seek to provide a positive total return under all market conditions and will seek to minimize, although not eliminate, downside volatility.  As noted above, the Fund’s investment goal is to seek to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  Accordingly, it is expected that the Fund’s returns will generally have low volatility and low correlation to either the equity or fixed income markets.  Given that the Index tracks short-term Treasury bills with maturities of approximately 90 days, its returns will similarly have low volatility and low correlation to either the equity or fixed income markets.

•                                          Diversification of the Fund’s Holdings.  The Fund will invest in a broad portfolio of fixed income securities and currencies and will also use derivative strategies in seeking to achieve its investment objective.  As a result, the Fund’s holdings will not be limited to a particular industry or sector.  Similarly, as the Index largely represents the return on short-term cash instruments, it is not limited to a particular industry or sector, but rather is a broad-based index.

•                                          Types of Securities Owned.  The Fund will allocate its assets across multiple global fixed income, currency and derivative strategies.  The Registrant notes that the Interpretive Release indicates that, if a fund invests in a particular security type, it would not be appropriate to use an index that measures the performance of another particular security type as the basis for the fund’s performance fee.  However, the Fund will not be limited to a particular type of security that could be easily represented by the choice of a particular index.  Rather, the Fund’s objective will result in low correlations to the equity and fixed income markets, and low volatility.  Under these circumstances, the Registrant believes that the Fund’s objective should weigh more heavily than the types of securities it owns in determining an appropriate performance fee index.

Moreover, as noted above, HIFSCO expects that generally a majority of the Fund’s assets will consist of Treasury bills, other high quality short-term U.S. government instruments, and other cash instruments.  This portfolio composition results from the fact that the Fund will utilize a portion of its assets to purchase derivative instruments that provide the exposures that the Fund seeks, and will invest a substantial portion of the balance of its assets in Treasury bills and other short-term instruments to generate returns and to provide liquid assets that may serve as “cover” for the Fund’s derivative positions.

•                                          Objectives of the Fund.  The Fund’s objective is to seek to provide a positive total return that exceeds the return on 3-Month U.S. Treasury bills over the long term (generally at least three years) regardless of market conditions.  As discussed above, the use of the Index will tie the Performance Adjustment directly to the Fund’s investment objective.  The Registrant notes that although Treasury bills have had a depressed level of returns over the past few years (since the financial crisis in 2008 the returns have been below 1% per year) the average annual return over past 20 years has been 3.5%.  The Registrant considered this long-term performance record in determining that the Index, when combined with the 1.15% “hurdle,” is appropriate for purposes of calculating the Performance Adjustment.

The Registrant notes that the Board reviewed the Fund’s proposed management fee, including the Performance Adjustment, and considered whether the Index is an appropriate benchmark for purposes of calculating the Performance Adjustment.  In this regard, the Board was informed that, in the Interpretive Release, the SEC indicated that a board should consider factors such as those listed above.  Over the course of several meetings, the Board received detailed information about the Fund and the proposed Performance Adjustment, including information necessary for its consideration of these factors.  After considering this information, the Board, in the exercise of its reasonable business judgment and consistent with its fiduciary duties, approved the proposed management fee for the Fund, including the Performance Adjustment component based on the Fund’s performance relative to the Index.  The Registrant notes that this is similar to the conclusion apparently reached by the boards of certain competitor funds (such as the Putnam Absolute Return Funds and Metropolitan West Strategic Income Fund), which also pay management fees subject to performance adjustments based on a Treasury bill index.(4)

c.                                             Another Appropriate Index Does Not Exist for this Fund.

The Registrant has considered various other indices and does not believe that another appropriate index exists against which to compare the Fund’s performance either for purposes of calculating the Performance Adjustment or for disclosure purposes.  In this regard, the Registrant has considered the market neutral indices Mr. O’Connell and Ms. O’Neal-Johnson referenced during the call on November 16, 2012, as well as other indices, and has determined that such indices are inappropriate.

As an initial matter, the Registrant notes that, because the Fund is designed to provide positive returns regardless of market conditions, the Registrant believes that it would be inappropriate to use an index with a beta component (i.e., one that may increase or decrease based on market returns) as either a performance benchmark generally or as a basis for the Performance Adjustment.  Use of such an index could, in fact, result in a positive Performance Adjustment for HIFSCO solely as a result of market declines, even if the Fund did not achieve its goal of returns in excess of 3-Month U.S. Treasury bills over the long term.(5)  The Registrant believes that cash-

(4)                                 The SEC staff has deferred to decisions of a fund’s board in granting no-action relief under Section 205 of the Advisers Act.  See MassMutual Corporate Investors, SEC No-Action Letter (pub. avail. Aug. 31, 1988) (granting relief where a fund’s performance would be compared to an average of an equity index and a bond index and noting that the fund’s trustees had determined both that (i) an appropriate index for the fund should include debt and equity components and (ii) the particular equity and debt indices were appropriate based on the fund’s investment objectives, policies and practices).

(5)                                 For example, assume that the Fund uses a bond index (the “Bond Index”) as its Performance Adjustment index and that (i) the performance of the Bond Index over a given performance measurement period is -2.00%, (ii) the performance of the Fund over the period is 0.01%, and (iii) the performance of the Index over the period is 0.15%.  As the Fund’s performance is being compared to the Bond Index, which reflects market declines over the period, HIFSCO would be entitled to a positive Performance Adjustment over the period even though the Fund’s return did not exceed the return on 3-Month U.S. Treasury bills during the period.

like benchmarks, such as the Index, are the only indices that provide a positive annual return with low volatility, and therefore the only indices that match the performance profile the Fund will seek to achieve.

The Registrant also believes that use of a market neutral index would be inappropriate as a performance benchmark generally or as a basis for the Performance Adjustment.  Specifically, the Registrant has considered the HFRI and HFRX indices and believes that the use of those indices would be inappropriate because they are constructed from the net returns of groups of hedge funds.  Because the Fund is not a hedge fund, the indices reflect the performance of funds that may have substantially different strategies than the Fund, particularly as a result of requirements imposed on registered open-end investment companies under the Investment Company Act of 1940, as amended, and rules thereunder.  For example, hedge funds are not subject to the limits on illiquid investments and use of leverage to which the Fund is subject.  In addition, the strategies followed by the funds reflected in a particular index are not tightly defined, making it difficult for the Registrant, the Board, and shareholders to determine whether the Fund’s strategies are comparable to those reflected by the applicable index.  Moreover, the Registrant believes that, unlike standard market-based indices, these indices may reflect selection bias in that hedge fund managers decide which funds to report on, and may report information only for “flagship” accounts.  Lastly, the Registrant notes that the returns of the market neutral indices, like equity and fixed income indices, exhibit volatility, and therefore do not correspond to the performance profile the Fund will seek to achieve.  For these reasons, the Registrant does not believe that the use of the HFRI or HFRX indices would be appropriate.

III.                              CONCLUSION

For the reasons described above, the Registrant believes that the Index is an “appropriate index of securities prices” and that the use of the Fund’s performance relative to the Index as the basis for calculating the Performance Adjustment component of the management fee payable to HIFSCO is appropriate and consistent with the requirements of Section 205 of the Advisers Act and the factors set forth in the Interpretive Release.

*       *       *       *

We hope that you have found this response helpful.  We would like to schedule a call with you to discuss this matter further.  Please call me (617.728.7111) to arrange the call.

Sincerely,

/s/ John V. O’Hanlon

John V. O’Hanlon

cc:	Edward P. Macdonald
Alice A. Pellegrino
Stephanie A. Capistron